

March 6, 2025

Jane Sheere
Secretary
Brookfield Business Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

  Re: Brookfield Business Partners L.P.
    Registration Statement on Form F-3
    Filed February 28, 2025
    File No. 333-285450

Dear Jane Sheere:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Stacie Gorman at 202-551-3585 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Christopher R. Bornhorst, Esq.